FORM 6


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2002

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   / X /    Form 40-F    /    /

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes /   /      No  / X /

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

                  Set forth herein as Exhibit 1 is a copy of a Statement issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on May 23, 2002, (Statement No. 17-2002).

Exhibit 1                                                   [TORM LOGO]
---------

Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K







23rd May 2002                         Statement No.  17 - 2002
                                      Contact Person: Mr. Klaus Kjaerulff, CEO


TORM places order for 7 newbuildings together with partners for delivery 2004

o A/S Dampskibsselskabet TORM has today signed a contract with Hyundai Industries, South Korea for the construction of one high specification product tanker. The Company has an option for a second vessel.

o The contract forms part of a larger order involving 7 coated panamax product tankers with options for up to 5 additional ships contracted in cooperation with two of the Company's principal pool partners, Reederei "NORD" Klaus E. Oldendorff, Cyprus and Rederi AB Gotland, Sweden along with L.G.R de Navigazione S.p.A., Italy, who will also be joining the LR1 panamax pool.

o The vessels, which will be approximately 75,000 tdw, will be state-of-the art, reinforcing the Company's and its pool partners' commitment to maintaining a modern fleet built to the highest standards and which is also safe, clean and environmentally sound.

o The vessels will be delivered during the first half of 2004 and are a milestone in TORM's ongoing development of the pool concept, which was originally started in 1990. This continues to provide tangible benefits to pool partners and customers alike.



Yours faithfully,
A/S Dampskibsselskabet TORM



Klaus Kjaerulff
CEO

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          A/S STEAMSHIP COMPANY TORM
                                                 (registrant)



Dated:  May 23, 2002                            By: /s/ Klaus Kjaerulff
                                                   --------------------------
                                                     Klaus Kjaerulff
                                                     CEO


03810.0001 #326808